UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

SERVOTRONICS, INC.

(Name of Subject Company (Issuer))

TDG RISE MERGER SUB, INC.

(Offeror)

A Wholly Owned Subsidiary of

TRANSDIGM INC.

(Parent of Offeror)

A Wholly Owned Subsidiary of

TRANSDIGM GROUP INCORPORATED

(Parent of Offeror)

(Name of Filing Persons (identifying status as offeror, issuer or other person))

Common Stock, par value $.20 per share

(Title of Class of Securities)

817732100

(CUSIP Number of Class of Securities)

Jessica L. Warren

General Counsel, Chief Compliance Officer, and Secretary

TransDigm Group Incorporated

1350 Euclid Avenue, Suite 1600

Cleveland, Ohio 44115

(216) 706-2960

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

John J. Allotta

John J. Harrington

Charlotte W. Pasiadis

Baker & Hostetler LLP

127 Public Square, Suite 2000

Cleveland, Ohio 44114

(216) 621-0200

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party offer subject to Rule 14d-1.
☐	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

This Tender Offer Statement on Schedule TO (together with any amendments and supplements hereto, this “Schedule TO”) is being filed by TDG Rise Merger Sub, Inc., a Delaware corporation (“Purchaser”), TransDigm Inc., a Delaware corporation (“TransDigm”), and TransDigm Group Incorporated, a Delaware corporation (“TD Group”). Purchaser is a wholly owned subsidiary of TransDigm. TransDigm is a wholly owned subsidiary of TD Group. This Schedule TO relates to the offer by Purchaser to purchase (the “Offer”) all outstanding shares of common stock, par value $0.20 per share (the “Shares”), of Servotronics, Inc., a Delaware corporation (“Servotronics”), at a price of $47.00 per Share, net to the seller in cash, without interest and less any applicable withholding taxes (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 2, 2025 (the “Offer to Purchase”), and in the related letter of transmittal (the “Letter of Transmittal”), copies of which are filed with this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. All the information set forth in the Offer to Purchase is incorporated herein by reference in response to Items 1 through 9 and Item 11 in this Schedule TO and is supplemented by the information specifically provided in this Schedule TO. The Agreement and Plan of Merger, dated as of May 18, 2025, as amended by Amendment No. 1 to Agreement and Plan of Merger, dated as of May 28, 2025 (as amended, the “Merger Agreement”), by and among Servotronics, TransDigm and Purchaser, copies of which are attached as Exhibits (d)(1) and (d)(2) hereto, is incorporated herein by reference with respect to Items 4 through 9 and Item 11 of this Schedule TO. Unless otherwise indicated, references to sections in this Schedule TO are references to sections of the Offer to Purchase.

Item 1.	Summary Term Sheet

The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” is incorporated herein by reference.

Item 2.	Subject Company Information

(a) The name of the subject company and the issuer of the securities to which this Schedule TO relates is Servotronics, Inc., a Delaware corporation. Servotronics’ principal executive offices are located at 1110 Maple Street, Elma, New York 14059. Servotronics’ telephone number at that address is (716) 655-5990.

(b) This Schedule TO relates to all of the outstanding Shares. Servotronics has advised TransDigm and Purchaser that, as of May 30, 2025, the most recent practicable date, there were an aggregate of (i) 2,556,502 Shares issued and outstanding (including restricted shares, but not including shares held in treasury), (ii) 72,550 Shares issued and held by Servotronics in its treasury, and (iii) 52,689 Shares reserved for issuance pursuant to outstanding Company performance share units.

(c) The information set forth in Section 6—“Price Range of Shares” of the Offer to Purchase is incorporated herein by reference.

Item 3.	Identity and Background of Filing Persons

(a)-(c) This Schedule TO is filed by TD Group, TransDigm and Purchaser. The information set forth in Section 9—“Certain Information Concerning TD Group, TransDigm and Purchaser” in the Offer to Purchase and in Schedule I of the Offer to Purchase is incorporated herein by reference.

Item 4.	Terms of the Transaction

(a)(1)(i) - (viii), (xii), (a)(2)(i) - (iv), (vii) The information set forth in the Offer to Purchase is incorporated herein by reference.

(a)(1)(ix) - (xi), (a)(2)(v) - (vi) Not applicable.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements

(a), (b) The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet” and “Introduction,” and Section 9—“Certain Information Concerning TD Group, TransDigm and Purchaser,”

Section 11—“Background of the Offer; Past Contacts or Negotiations with Servotronics,” Section 12—“The Merger Agreement; Other Agreements,” Section 13—“Purpose of the Offer and Plans for Servotronics; No Stockholder Approval; Appraisal Rights” and Schedule I of the Offer to Purchase is incorporated herein by reference.

Item 6.	Purposes of the Transaction and Plans or Proposals

(a), (c)(1) - (7) The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet” and “Introduction,” and Section 7—“Certain Effects of the Offer,” Section 11—“Background of the Offer; Past Contacts or Negotiations with Servotronics,” Section 12—“The Merger Agreement; Other Agreements,” Section 13—“Purpose of the Offer and Plans for Servotronics; No Stockholder Approval; Appraisal Rights” and Section 14—“Dividends and Distributions” of the Offer to Purchase is incorporated herein by reference.

Item 7.	Source and Amount of Funds or other Consideration

(a) The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet” and Section 10—“Source and Amount of Funds” of the Offer to Purchase is incorporated herein by reference.

(b) and (d)—Not applicable.

Item 8.	Interests in Securities of the Subject Company

(a) and (b) The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet,” Section 9—“Certain Information Concerning TD Group, TransDigm and Purchaser,” Section 12—“The Merger Agreement; Other Agreements,” Section 13—“Purpose of the Offer and Plans for Servotronics; No Stockholder Approval; Appraisal Rights” and Schedule I of the Offer to Purchase is incorporated herein by reference.

Item 9.	Persons/Assets Retained, Employed, Compensated or Used

(a) The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet,” and “Introduction,” Section 3—“Procedures for Accepting the Offer and Tendering Shares,” Section 11—“Background of the Offer; Past Contacts or Negotiations with Servotronics,” and Section 17—“Fees and Expenses” of the Offer to Purchase is incorporated herein by reference.

Item 10.	Financial Statements

Not applicable.

Item 11.	Additional Information

(a)(1) Except as disclosed in Items 1 through 10 above, there are no present or proposed material agreements, arrangements, understandings or relationships between (i) TD Group, TransDigm, Purchaser, or any of their respective executive officers, directors, controlling persons or subsidiaries and (ii) Servotronics or any of its executive officers, directors, controlling persons or subsidiaries.

(a)(2)-(5) The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet,” and Section 1—“Terms of the Offer,” Section 7—“Certain Effects of the Offer,” Section 11—“Background of the Offer; Past Contacts or Negotiations with Servotronics,” Section 12—“The Merger Agreement; Other Agreements,” Section 13—“Purpose of the Offer and Plans for Servotronics; No Stockholder Approval; Appraisal Rights,” Section 15—“Certain Conditions of the Offer” and Section 16—“Certain Legal Matters; Regulatory Approvals” of the Offer to Purchase is incorporated herein by reference.

(c) The information set forth in the Offer to Purchase and the Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1)(A) and (a)(1)(B), respectively, to the extent not otherwise incorporated herein by reference, is incorporated herein by reference.

Item 12.	Exhibits

Exhibit Number	Description

(a)(1)(A)	Offer to Purchase, dated June 2, 2025.*

(a)(1)(B)	Form of Letter of Transmittal.*

(a)(1)(C)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(D)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Summary Advertisement, dated June 2, 2025.*

(a)(1)(F)	Form of Letter to the ESOP Participants.*

(a)(5)(A)	Joint press release issued by Servotronics, Inc. and TransDigm Group Incorporated, dated May 19, 2025 (incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Servotronics on May 19, 2025, File No. 001-07109).

(b)	Not applicable.

(d)(1)	Agreement and Plan of Merger, dated as of May 18, 2025, by and among Servotronics, Inc., TransDigm Inc. and TDG Rise Merger Sub, Inc. (incorporated herein by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Servotronics on May 19, 2025, File No. 001-07109).**

(d)(2)	Amendment No. 1, dated as of May 28, 2025, to Agreement and Plan of Merger, dated as of May 18, 2025, by and among Servotronics, Inc., TransDigm Inc. and TDG Rise Merger Sub, Inc. (incorporated herein by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Servotronics on May 29, 2025, File No. 001-07109).**

(d)(3)	Form of Tender and Support Agreement, dated as of May 18, 2025, by and among TransDigm Inc., TDG Rise Merger Sub, Inc. and certain stockholders of Servotronics, Inc. (incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K filed by Servotronics on May 19, 2025, File No. 001-07109).

(d)(4)	Confidentiality Agreement, dated March 18, 2025, between Servotronics, Inc. and TransDigm Inc.*

(g)	Not applicable.

(h)	Not applicable.

107	Filing Fee Table.*

*	Filed herewith
**

Certain exhibits and schedules have been omitted pursuant to Instruction 1 to Item 1016 of Regulation M-A. Parent hereby undertakes to furnish supplemental copies of any of the omitted schedules upon request by the SEC.

Item 13.	Information Required by Schedule 13E-3

Not applicable.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TDG RISE MERGER SUB, INC.

By:	/s/ Jessica L. Warren
Name: Jessica L. Warren
Title: Secretary

TRANSDIGM INC.

By:	/s/ Jessica L. Warren
Name: Jessica L. Warren
Title: General Counsel, Chief Compliance Officer and Secretary

TRANSDIGM GROUP INCORPORATED

By:	/s/ Jessica L. Warren
Name: Jessica L. Warren
Title: General Counsel, Chief Compliance Officer and Secretary

Dated: June 2, 2025